January 15, 2021

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549

Attention:	David Gessert

Re:	Athira Pharma, Inc. Draft Registration Statement on Form S-1 Submitted January 6, 2021

Registration Statement on Form S-1 to be filed January 19, 2021
File No. 333-

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Athira Pharma, Inc. (the “Registrant”) dated January 19, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, January 20, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC
By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	Jefferies LLC
By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]